SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X___   **Form 40-F _____**

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____   **No _X_**

TABLE OF CONTENTS

Press Releases dated March 31, 2003

Benetton Group SpA:

- Benetton Board approves the 2002 financial year results

- New Managing Director for Benetton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.
By: /s/ Luciano Benetton

_____
Name: Luciano Benetton Group S.p.A.
Title: Chairman

Dated: March 31, 2003

Benetton Board approves the 2002 financial year results
CASUAL WEAR TURNOVER IN LINE WITH THE PREVIOUS YEAR
Dividend proposed of 0.35 euro per share

Ponzano, 31st March 2003. Consolidated revenues of 2.0 billion euros, income before extraordinary items of 128 million euros, net income at a loss of 10 million euros, self-financing steady at around 350 million euros and net indebtness down to 613 million euros: these were the principal items in the Benetton Group results for the 2002 financial year, approved today by the Board of Directors. The Shareholders' Meeting (convened for 12th May) will consider a proposal for the distribution of a dividend of 0.35 euro per share, payable from 22nd May, equivalent to a total of 63.5 million euros.

In 2002, the strategic decision to focus Benetton activity on the core businesses of casual clothing and sportswear resulted in an extensive reorganisation of the sports equipment division, with the objective of bringing the Nordica, Prince and Rollerblade brands to a substantial break-even and launching the programme for their divestiture, which was finalised in the first quarter of 2003.

2002 turnover showed the staying power of the clothing division and a sharp drop in the sports division, with a total of 2.0 billion euros, compared with 2.1 billion in the previous financial year. The weakness of the dollar and the yen and exclusion from consolidation of the activities of the subsidiary Color Service adversely affected turnover by approximately 2%.

The Group's gross operating income was 867 million euros, 43.6% of turnover, from 43.3%, positively influenced by continuous research into manufacturing optimization and in-spite of an incisive price policy.

Income from operations, for an amount of 242.6 million euros, was 12.2% of revenues, with a reduction of 1.4 % compared with the preceding financial year, due to the impact of general expenses for commercial development, which have not yet been absorbed by the potential increase in turnover.

In 2002, normalised consolidated net income (before extraordinary items) was 128 million euros. 2002 profits have been impacted by extraordinary and non-recurring elements, associated, in particular, with the sale of the sports brands, enabling the Group to focus on its core business. Consequently, the financial year registered a loss of 10 million euros.

The equilibrium and strength of the group balance sheet continues to be excellent, with net indebtness of 613 million euros and shareholders' equity, at 31st December 2002, of 1,141 million euros, making it possible to continue with the strategy of giving particular attention to shareholder remuneration, with a pay out ratio of 50 per cent of normalized income. In addition, working capital was reduced, also in the current financial year, to 798 million euros (from 811 million euros in 2001) as a result of effective control of operational flows.

Self-financing in the year, at approximately 350 million euros, was virtually stable, uninfluenced by the extraordinary items, and was well able to finance investments in the year of 169 million euros, mainly regarding the acquisition of real-estate and commercial companies to sustain the continued growth of the retail network.

2002 closed with indebtedness of 613 million euros, against 640 million in the previous financial year.

In the context of the process of restructuring and simplifying company structure, the Board approved a project for the merger of three subsidiary companies which supply services to the Group. This will be put to the approval of the Shareholders' Meeting, to be convened on 12th May.

Finally, the Board analysed trends for 2003 performance. In an economic situation characterised by a general contraction in consumer spending, the fall in sales in the clothing sector in general and the weakness of the dollar, it is expected that performance will be in line with the 2002 financial year, both in terms of turnover and margins. Net income is expected to increase, compared with normalized net income in 2002 and net indebtness will experience a sharp decline.

For further information: +39 0422 519036
www.benetton.com/press
www.benetton.com/investors

Group results (in millions of Euro)

Consolidated income statement

(in millions of Euro)	2002	%	2001	%	Change	%
Revenues	1,991.8	100.0	2,097.6	100.0	(105.8)	(5.0)
Cost of sales	(1,124.4)	(56.4)	(1,188.5)	(56.7)	64.1	(5.4)
Gross operating income	867.4	43.6	909.1	43.3	(41.7)	(4.6)
Variable selling costs	(123.7)	(6.2)	(133.4)	(6.3)	9.7	(7.3)
Contribution margin	743.7	37.4	775.7	37.0	(32.0)	(4.1)
General and administrative expenses	(501.1)	(25.2)	(490.1)	(23.4)	(11.0)	2.2
Income from operations	242.6	12.2	285.6	13.6	(43.0)	(15.1)
Gain (losses) on foreign exchange	8.6	0.4	7.0	0.3	1.6	22.9
Financial charges. net	(40.4)	(2.0)	(36.6)	(1.7)	(3.8)	10.4
Extraordinary income (expenses)	(161.8)	(8.1)	(13.3)	(0.6)	(148.5)	n.s.
Income before taxes	49.0	2.5	242.7	11.6	(193.7)	(79.8)
Income taxes	(57.2)	(2.9)	(92.4)	(4.4)	35.2	(38.1)
Income attributable to minority interests	(1.6)	(0.1)	(2.2)	(0.1)	0.6	(27.3)
Net income/(loss)	(9.8)	(0.5)	148.1	7.1	(157.9)	n.s.
Normalized net income (*)	128.3	6.4	162.8	7.8	(34.5)	(21.2)

(*) Before net extraordinary and not-recurring components: 106 sale of sport equipment business, 17 not-recurring items, 15 adjustment to market value of some intangible assets

Financial position

(in millions of Euro)	12.31.2002	12.31.2001	Change
Working capital	798	811	(13)
Assets to be sold	114	-	114
Total capital employed	1,768	1,896	(128)
Net indebtedness	613	640	(27)
Shareholders' equity	1,141	1,241	(100)
Minority interests	14	15	(1)

Summary statement of cash flows

(in millions of Euro)	2002	2001
Self-financing	349	374
Change in working capital	8	(68)
Net operating and financial investments	(163)	(274)
Sale of investments	3	27
Payment of dividends	(75)	(85)
Payment of taxes	(112)	(89)
Net financial requirements	10	(115)

Benetton Group S.p.A. results

(in millions of Euro)	2002	%	2001	%	Change	%
Revenues	1,922.6	100.0	1,979.8	100.0	(57.2)	(2.9)
Cost of sales	(1,340.8)	(69.7)	(1,331.0)	(67.2)	(9.8)	0.7
Gross operating income	581.8	30.3	648.8	32.8	(67.0)	(10.3)
Variable selling costs	(123.4)	(6.5)	(131.7)	(6.7)	8.3	(6.3)
Contribution margin	458.4	23.8	517.1	26.1	(58.7)	(11.4)
General and administrative expenses	(244.2)	(12.7)	(265.2)	(13.4)	21.0	(7.9)
Income from operations	214.2	11.1	251.9	12.7	(37.7)	(15.0)
Gain (losses) on foreign exchange	3.2	0.2	(2.8)	(0.1)	6.0	n.s.
Financial charges, net	(37.1)	(1.9)	(48.9)	(2.5)	11.8	(24.2)
Extraordinary income (expenses)	(145.9)	(7.6)	(41.3)	(2.1)	(104.6)	n.s.
Income before taxes	34.4	1.8	158.9	8.0	(124.5)	(78.4)
Income taxes	(37.2)	(2.0)	(75.1)	(3.8)	37.9	(50.5)
Net income/(loss)	(2.8)	(0.2)	83.8	4.2	(86.6)	n.s.

Financial position

(in millions of Euro)	12.31.2002	12.31.2001
Working capital	551	574
Assets to be sold	53	-
Total capital employed	1,383	1,432
Net indebtedness	934	905
Shareholders' equity	449	527

**Silvano Cassano comes from the top management
of important multinational service firms
NEW MANAGING DIRECTOR FOR BENETTON**

Ponzano, 31st March 2003. Silvano Cassano will be Benetton Group's new Managing Director. He comes from the service sector, where he soon rose to the top of major multinational companies. He distinguished himself for his international strategic vision, openness to change and his capacity for creating, motivating and directing work teams. He has directed the entire financial-services sector for Fiat Auto since 2000, firstly, as Managing Director of Fidis and Chairman of Sava, Savarent and TargaSys, and later, from 2002, as Chairman of the Consumer Services Business Unit, where he supervised their reorganisation, profitability development and integration with Fiat's core business.

Cassano was born 46 years ago in Ferrara and started his career in 1978 with Hertz Italy, where he became top sales agent. He later held important positions at the group's New York headquarters and in the London office. He returned to Hertz's Italian main offices in 1986 to become - at only 30 years of age - Sales Director.

After working for American Express in Rome and for Dial - Barclays Bank's vehicle-leasing arm - as Managing Director of their Italian branch, Cassano was asked to return to Hertz in 1990 as head of the Italian market.

Thanks to his notable achievements (Hertz Italy was the second most-profitable European branch in 1997), Cassano was appointed Vice-President of Operations Europe, based in London. In 1999 he became General Manager Europe and he handled Hertz's relaunch in the British and German markets.
Silvano Cassano is married with two children.

Congratulating Cassano on his new appointment, Luciano Benetton emphasised that a strong management team is fundamental for the company which, focusing increasing resources on its core business, is preparing for significant expansion over the next few years. Cassano will take up his new position in May.

For further information: +39 0422 519036
www.benetton.com/press
www.benetton.com/investors